CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

Three Months Ended April 30, 2011 and 2010

Corporate Head Office

2300-1177 West Hastings Street
Vancouver, BC
Canada
V6E 2K3
Tel: 604-638-5817

Notice of disclosure of non-auditor review of condensed consolidated interim financial statements pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators.

The accompanying condensed consolidated interim financial statements of the Company for the three month period ended April 30, 2011 have been prepared in accordance with International financial reporting standards and are the responsibility of the Company's management. The Company's independent auditors have not performed an audit or a review of these condensed consolidated interim financial statements.

DORATO RESOURCES INC.

April 30, 2011 and 2010

DORATO RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Prepared by Management
(Expressed in Canadian Dollars)

	April 30,	January 31,	February 1,
	2011	2011	2010
		(Note 13)	(Note 13)
ASSETS

Current
Cash and cash equivalents	$4,552,096	$6,904,719	$15,868,072
Accounts receivable	104,384	70,821	75,941
Prepaid expenses	21,775	28,413	15,844

	4,678,255	7,003,953	15,959,857

Property, plant and equipment (note 4)	50,802	62,391	72,424
Exploration advances	113,890	111,579	108,890
Interest in exploration properties (note 5)	14,119,550	13,990,485	13,284,567

	$18,962,497	$21,168,408	$29,425,738

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$228,346	$334,300	$345,398
Due to related parties (note 8)	129,088	208,483	42,308

	357,434	542,783	387,706

Shareholders’ equity

Capital stock (note 6)	55,219,506	53,339,099	49,160,012
Share-based payment reserve	5,808,802	5,854,410	4,717,664
Deficit	(42,423,245)	(38,567,884)	(24,839,644)

	18,605,063	20,625,625	29,038,032

	$18,962,497	$21,168,408	$29,425,738

Nature and continuance of operations (note 1)
Subsequent events (note 12)

On behalf of the Board:

“Keith Henderson” (signed)	Director	“Anton Drescher”(signed)	Director
Mr. Keith Henderson		Mr. Anton Drescher

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DORATO RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE
LOSS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
THREE MONTHS ENDED APRIL 30

	2011	2010
		(Note 13)
Expenses
Amortization	$4,974	$5,198
Consulting fees (notes 7 and 8)	161,340	151,624
Exploration and evaluation costs (note 8)	2,986,765	1,039,326
Investor relations (notes 7 and 8)	281,742	177,534
Office and miscellaneous (notes 7 and 8)	84,625	68,987
Professional fees	98,038	78,382
Property investigations	-	26,895
Regulatory	18,387	57,232
Travel and promotion (note 8)	77,846	76,851
Wages and benefits	215,536	-
	(3,929,253)	(1,682,029)

Other items
Gain (loss) on foreign exchange	69,007	(14,577)
Write-off of leasehold improvement	(6,615)	-
Interest income	11,500	-
	73,892	(14,577)

Net loss and comprehensive loss for the period	$(3,855,361)	$(1,696,606)

Basic and diluted loss per share	$(0.05)	$(0.02)

Weighted average number of common shares outstanding	74,300,778	68,664,186

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DORATO RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	Number of	Common	Share-based
	common	shares issued	payment
	shares	and fully paid	reserve	Deficit	Total Equity

Balance, February 1, 2010	68,388,537	$49,160,012	$4,717,664	$(24,839,644)	$29,038,032
Issuance of shares for cash:
Exercise of stock options	80,000	40,000	-	-	40,000
Exercise of warrants	412,900	287,780	-	-	287,780
Share issuance costs	-	(89,494)	-	-	(89,494)
Share-based payments	-	-	61,906	-	61,906
Reallocation from share-based payment reserve on exercise of stock options	-	195,030	(195,030)	-
Net loss for the period	-	-	-	(1,696,606)	(1,696,606)

Balance, April 30, 2010	68,881,437	49,593,328	4,584,540	(26,536,250)	27,641,618
Issuance of shares for cash:
Exercise of stock options	2,111,940	1,316,912	-	-	1,316,912
Exercise of warrants	1,914,600	1,285,095	-	-	1,285,095
Share issuance costs	-	10,050	-	-	10,050
Shares issued for mineral
property interests	400,000	432,000	-	-	432,000
Share-based payments	-	-	1,971,584	-	1,971,584
Reallocation from share-based payment reserve on exercise of stock options	-	176,513	(176,513)	-	-
Reallocation from share-based payment reserve on exercise of warrants	-	525,201	(525,201)	-	-
Net loss for the period	-	-	-	(12,031,634)	(12,031,634)
Balance, January 31, 2011	73,307,977	53,339,099	5,854,410	(38,567,884)	20,625,625
Issuance of shares for cash:
Exercise of stock options	270,000	155,000	-	-	155,000
Exercise of warrants	2,362,000	1,535,300	-	-	1,535,300
Shares issued for mineral property interests	200,000	90,000	-	-	90,000
Share-based payments	-	-	54,499	-	54,499
Reallocation from share-based payment reserve on exercise of stock options	-	100,107	(100,107)	-	-
Net loss for the period	-	-	-	(3,855,361)	(3,855,361)
Balance, April 30, 2011	76,139,977	$55,219,506	$5,808,802	$(42,423,245)	$18,605,063

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DORATO RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
THREE MONTHS ENDED APRIL 30

	2011	2010

Operating activities
Net loss for the period	$(3,855,361)	$(1,696,606)
Add items not affecting cash
Amortization	4,974	5,198
Share-based payments	54,499	61,906
Unrealized loss on foreign exchange	64,696	493,545
Write-off of leasehold improvements	6,615	-
Changes in non-cash items
Accounts receivable	(33,563)	30,164
Prepaid expenses	6,638	(44,918)
Exploration advances	(2,311)	(253,146)
Accounts payable and accrued liabilities	(105,954)	(182,299)
Due to related parties	(79,395)	15,853
Cash used in operating activities	(3,939,162)	(1,570,303)

Investing activities
Interests in exploration properties	(39,065)	-
Purchase of equipment	-	(6,287)
Cash used in investing activities	(39,065)	(6,287)

Financing activities
Issuance of capital stock	1,690,300	327,780
Share issuance costs	-	(89,494)
Cash provided by financing activities	1,690,300	238,286

Effect of cash on foreign exchange	(64,696)	(493,545)

Increase (decrease) in cash and cash equivalents	(2,352,623)	(1,831,849)
Cash and cash equivalents, beginning of period	6,904,719	15,868,072

Cash and cash equivalents, end of period	$4,552,096	$14,036,223

Supplemental cash flow information
Interest received	$11,500	$-
Interest paid	$-	$-
Income taxes paid	$-	$-
Non-cash transactions
Shares issued to acquire mineral property interests	$90,000	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. The Company is engaged in the acquisition, exploration and development of mineral properties. The Company is an exploration stage company.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several conditions cast doubt on the validity of this assumption. For the three months ended April 30, 2011, the Company has incurred significant operating losses of $3,855,361 (2010 - $1,696,606), has working capital of $4,320,821 (January 31, 2011 – $6,461,170; February 1, 2010 – $15,572,151), has a deficit of $42,423,245 (January 31, 2011 - $38,567,884; February 1, 2010 - $24,839,644), has limited resources, no source of operating cash flow and no assurances that sufficient funding will continue to be available to conduct further exploration and development of its mineral property interests.

The Company does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions. Although these condensed consolidated interim financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral property interests. The recoverability of amounts shown for mineral properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. The carrying values of the Company’s mineral property interests do not reflect current or future values.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Canadian Institute of Chartered Accountants Handbook was revised in 2010 to incorporate International Financial Reporting Standards (“IFRS”) and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. The Company has commenced reporting on this basis in these condensed consolidated interim financial statements.

These are the Company’s first IFRS condensed consolidated interim financial statements for the first quarter of the period covered by IFRS and have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting and IFRS 1, First-Time Adoption of International Financial Reporting Standard. Subject to certain transition elections disclosed in Note 13, we have consistently applied the same accounting policies in our opening IFRS consolidated statement of financial position as at February 1, 2010 and throughout all periods presented, as if the policies had always been in effect.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Basis of presentation (cont’d…)

Note 13 discloses the impact of the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS on our reported financial position, operations and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for year ended January 31, 2011.

IFRS 1, which governs the first-time adoption of IFRS, generally requires accounting policies to be applied retrospectively to determine the opening statement of financial position on our transition date of February 1, 2010, and allows certain exemptions on transition to IFRS. The elections adopted by the Company have been disclosed in Note 13.

The policies applied in these condensed consolidated interim financial statements are presented in this note and are based on IFRS issued and outstanding as July 28, 2011, the date the Board of Directors approved the condensed consolidated interim financial statements. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending January 31, 2012 could result in restatement of these condensed consolidated interim financial statements. None of these standards are expected to have a significant effect on the consolidated financial statements.

Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly- owned subsidiary, Dorato Peru S.A.C., which was incorporated under the laws of Peru in 2007. All significant intercompany balances and transactions were eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of estimates include accrual of liabilities, rates of amortization of property and equipment, impairment and recoverability of exploration and evaluation expenditures, amounts of provisions for environmental rehabilitation, assumptions used to determine the fair value of share-based payments, and determination of the valuation allowance for future income tax assets. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

i.	Monetary assets and liabilities, at the rate of exchange in effect as at the statement of financial position date;

ii.	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

iii.	Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Cash and cash equivalents

Cash and cash equivalents consists of cash on deposit at major financial institutions in Canada and Peru and highly liquid investments that are cashable into known amounts of cash on demand, and which are subject to insignificant credit and interest rate risk.

Interests in exploration properties

All of the Company’s projects are currently in the exploration and evaluation phase.

(i) Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

(ii) Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, costs directly related to the acquisition of the mineral property rights are capitalized, on an area-of-interest basis. Subsequently the mineral property rights are carried at cost, less any impairment, until such time as the assets are substantially ready for their intended use or sale, being commercial production at operating levels intended by management.

Exploration expenditures incurred during the exploration and evaluation phase are expensed as incurred and included in profit or loss, whereas such costs were previously capitalized under Canadian GAAP. The Company has also elected to retrospectively apply this exploration expenditure policy on transition to IFRS (see Note 13(e)).

The Company assesses interests in exploration properties for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mine development costs”. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to property carrying values.

Interest in exploration properties are classified as intangible assets.

Property, plant and equipment

(i) Recognition and measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…) Property, plant and equipment (Continued)

(ii) Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-today servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

(iv) Gains and losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in profit or loss.

(v) Depreciation

Depreciation is recognized in profit or loss on a declining-balance basis at the following annual rates:

Computer equipment	-	25% - 30%
Office equipment	-	10% - 25%
Leasehold improvements	-	straight-line over the lease term

Additions during the year are depreciated at one-half the annual rates.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Impairment of non-current assets

Non-current assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

In calculating recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs. Additionally, the reviews take into account factors such as political, social and legal, and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Impairment of non-current assets (continued)

The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

Provisions for environmental rehabilitation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and discounted at a pre-tax rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgments and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are incurred at the end of the life of mine.

Share-based payments

The Company has a stock option plan that is described in note 7. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non- employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to capital stock.

Earnings (loss) per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes

Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Capital Stock

The proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

Commissions paid to underwriters, and other related share issue costs, such as legal, auditing, and printing, on the issue of the Company’s shares are charged directly to capital stock.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrants.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given up is shares in an actively traded market, the value of those shares will be considered fair value.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments

(i) Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss or loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment. Loans and receivables are comprised of accounts receivable.

Impairment of financial assets

At each reporting date the Company assess whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

(ii) Financial liabilities

The Company classifies its financial liabilities in the following categories: other financial liabilities and derivative financial liabilities.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include accounts payable and accrued liabilities and due to related parties.

Derivative financial liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss. Derivative financial liabilities include warrants issued by the Company denominated in a currency other than the Company’s functional currency.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

3.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the expected maturity of these consolidated financial instruments. The fair values of amounts due to related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

	a)	Credit risk

In respect to accounts receivable, the Company is not exposed to significant credit risk as the majority are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as all amounts are held at a single major Canadian financial institution and a major Peruvian financial institution. The Company’s concentration of credit risk and maximum exposure thereto in Canada follows. Similar risk in Peru is considered not significant.

Cash and equivalents	2011	2010

Held at a major Canadian financial institution	$4,503,424	$6,879,002
Peruvian financial institution	48,672	25,717
	$4,552,096	$6,904,719

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment-grade ratings by a primary ratings agency.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements and at April 30, 2011, the cash and cash equivalents balance of $4,552,096 will likely be sufficient to meet the needs for the coming year. Liabilities as at April 30, 2011 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$228,346	$-	$-	$228,346
Due to related parties	129,088	-	-	129,088
	$357,434	$-	$-	$357,434

Liabilities as at January 31, 2011 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$334,300	$-	$-	$334,300
Due to related parties	208,483	-	-	208,483
	$542,783	$-	$-	$542,783

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

3.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

b)	Liquidity risk (cont’d…)

Liabilities as at February 1, 2010 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$345,398	$-	$-	$345,398
Due to related parties	42,308	-	-	42,308
	$387,706	$-	$-	$387,706

c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

	i.	Interest rate risk

Interest rate risk consists of the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents consists of cash and cash equivalents held in bank accounts that earn interest at variable interest rates. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values.

The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The interest income earned on cash is minimal; therefore, the Company is not subject to interest rate risk.

	ii.	Foreign currency risk

The Company is exposed to foreign currency risk as certain monetary financial instruments are denominated in Peruvian soles. The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the amount of cash held in this foreign jurisdiction. The Company’s sensitivity analysis suggests that a consistent 5 basis point change in the rate of exchange (i.e., from 1.00:1.00 to 1.05:1.00) would change foreign exchange gain or loss by approximately $4,223.

	iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any other price risk.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

4.	PROPERTY, PLANT AND EQUIPMENT

	Computer	Office	Leasehold
	equipment	equipment	improvements	Total

Cost
Balance at February 1, 2010	$23,644	$57,744	$17,061	$98,449
Additions	11,649	-	-	11,649
Disposals	-	-	-	-
Balance at January 31, 2011	35,293	57,744	17,061	110,098
Additions	-	-	-	-
Disposals	-	-	(17,061)	(17,061)
Balance at April 30, 2011	$35,293	$57,744	$-	$93,037

Depreciation and impairment losses
Balance at February 1, 2010	$(8,192)	$(12,262)	$(5,571)	$(26,025)
Depreciation for the period	(7,186)	(10,318)	(4,178)	(21,682)
Impairment loss	-	-	-	-
Disposals	-	-	-	-
Balance at January 31, 2011	(15,378)	(22,580)	(9,749)	(47,707)
Depreciation for the period	(2,198)	(2,079)	(697)	(4,974)
Impairment loss	-	-	(6,615)	(6,615)
Disposals	-	-	17,061	17,061
Balance at April 30, 2011	$(17,576)	$(24,659)	$-	$(42,235)

Carrying amounts
At February 1, 2010	$15,452	$45,482	$11,490	$72,424
At January 31, 2011	$19,915	$35,164	$7,312	$62,391
At April 30, 2011	$17,717	$33,085	$-	$50,802

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

5.	INTEREST IN EXPLORATION PROPERTIES

	Central Zone	North Zone	South Zone	Total
Balance, February 1, 2010	$9,831,930	$1,651,703	$1,800,934	$13,284,567
Acquisition costs
Cash payments	201,892	72,026	-	273,918
Common shares issued	-	432,000	-	432,000
Balance, January 31, 2011	10,033,822	2,155,729	1,800,934	13,990,485
Acquisition costs
Cash payments	-	39,065	-	39,065
Common shares issued	-	90,000	-	90,000
Balance, April 30, 2011	$10,033,822	$2,284,794	$1,800,934	$14,119,550

The Company’s exploration activities currently focus on three distinct geological areas shown above (Central Zone, North Zone and South Zone) comprised of various mineral claims blocks acquired through the under-noted option agreements. These individual option agreements can relate to mineral claims included in more than one geological area and are identified below.

Property Acquisitions

During the year ended January 31, 2008, the Company entered into five option agreements (Vicmarama Property, Maravilla Property, Lahaina 1 Property, Lahaina 2 Property and Afrodita Property) to earn a 100% interest in certain mineral mining concessions located in Peru (the “Mineral Claims”), and for which Canadian regulatory approval was received on April 24, 2008. Although the commercial terms of all the undernoted option agreements have now been completed, none of the options have been exercised. During the years ended January 31, 2011 and 2010, the Company entered into additional option agreements (David Property, Marita Property and Cangaza Property) and for which Canadian regulatory approval was also received. Peruvian Government approval (Supreme Decree) is required for the exercise of the undernoted option agreements, and is in the process of being obtained.

i)	Vicmarama Property

On October 18, 2007, the Company acquired an option to earn a 100% interest in consideration for 750,000 common shares (issued) and US$250,000 (paid). The claims are included in the Central Zone, North Zone and South Zone.

ii)	Maravilla Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 1,250,000 common shares (issued) and US$300,000 (paid). The claims are included in the Central Zone, North Zone and South Zone.

iii)	Lahaina 1 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 3,400,000 common shares (issued) and US$270,000 (paid). The claims are included in the Central Zone and North Zone.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

5.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

iv)	Lahaina 2 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 1,500,000 common shares (issued) and US$400,000 (paid). The claims are included in the North Zone and South Zone.

v)	Afrodita Property

On October 18, 2007, the Company entered into an agreement with the shareholders of Compania Minera Afrodita S.A.C., a company registered in Lima, Peru which owns certain mining concessions in the area of the claims. Under the terms of the agreement, the Company was granted the option to purchase all of the shares of Afrodita (“Afrodita’) in return for the issuance of 3,000,000 common shares (issued) and the payment of US$8,000,000 over 36 months following October 18, 2007 (US$2,000,000 paid). On October 17, 2008, the Company amended its original option agreement. Under the Amended Agreement, the Company paid a total of US$3,000,000 and issued a total of 8,600,000 common shares. These concessions are all within the Central Zone.

vi)	David Property

On June 5, 2009, the Company entered into an option to earn a 100% interest in the David Property. In order to earn a 100% interest, the Company paid US$66,031 plus additional consideration of US$5,000 on exercise of the option. These claims are included in South Zone.

vii)	Marita Property

On June 11, 2010, the Company entered into an option to earn a 100% interest in the Marita Property. Under the terms of the option agreement, the Company agreed to pay US$200,000 (paid) within 10 days of TSX Ventures Exchange (“TSXV”) approval (approved on June 15, 2010) and issued 50,000 common shares on July 25, 2011; 200,000 common shares on or before June 15, 2012 and 750,000 common shares on or before June 15, 2013. The claims are included in the Central Zone.

viii)	Cangaza Property

On July 7, 2010, the Company signed an option agreement to acquire the Cangaza Property. In order to earn a 100% interest, the Company has to pay cumulative cash payments of US$150,000 over a period of 12 months and issue 1,050,000 common shares over a period of 18 months. The material terms are as follows:

	Cash Payments	Common shares

July 13, 2010	US$ 30,000 (paid)
August 13, 2010		200,000 (issued)
On or before October 13, 2010	US$ 40,000 (paid)
On or before November 13, 2010		200,000 (issued)
On or before April 13, 2011	US$ 40,000 (paid)	200,000 (issued)
On or before July 13, 2011(note 12)	US$ 40,000 (paid)	200,000 (issued)
On or before January 13, 2012		250,000
	US$ 150,000	1,050,000

The claims are included in the North Zone.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

5.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

Royalty Option Agreement

On July 18, 2008, the Company entered into a Royalty Option Agreement with Franco-Nevada Corporation (“Franco-Nevada”). The Company agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from its Taricori and surrounding land packages (Central Zone) covering approximately 152 square kilometers. During the year ended January 31, 2010, the Company amended the royalty agreement with Franco-Nevada to expand the size of the mineral property interests to which the Franco-Nevada royalty will apply to 417 square kilometers. The material terms of the Royalty Option Agreement are as follows:

•	The Option will expire the sooner of : (a) the expiration or termination of the concessions and surrounding land packages or (b) sixty days following a decision to construct a mine;
•	The Option may be exercised within sixty days following a decision to construct a mine by the Company and/or its successor in interest together with a firm commitment to finance construction;
•	The royalty rate shall be either a 1% or 2% of the Net Smelter Return, dependent on the gold price at the time of the exercise of the Option; and
•	The Option may be exercised at a purchase price equal to the Royalty Net Present Value which, for the purpose of the Royalty Option Agreement, shall mean the after tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 7.5% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

Acquisitions

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any Asset Retirement Obligations as of January 31, 2011 and 2010.

6.	CAPITAL STOCK

Authorized

An unlimited number of common shares without par value.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

6.	CAPITAL STOCK (cont’d…)

Share issuances

During the period ended April 30, 2011, the Company:

i)	Issued 270,000 common shares pursuant to the exercise of stock options for total proceeds of $155,000 and transferred related contributed surplus of $100,107.

ii)	Issued 2,362,000 common shares pursuant to the exercise of warrants for total proceeds of $1,535,300.

iii)	Issued 200,000 common shares valued at $0.45 per share for mineral properties (note 5(viii)).

During the year ended January 31, 2011, the Company:

i)	Issued 2,191,940 common shares pursuant to the exercise of stock options for total proceeds of $1,356,912 and transferred related contributed surplus of $371,543.

ii)	Issued 2,327,500 common shares pursuant to the exercise of warrants for total proceeds of $1,572,875 and transferred related contributed surplus of $525,201.

iii)	Issued 200,000 common shares valued at $0.84 per share and 200,000 common shares valued at $1.32 for mineral properties for a total of $432,000 (note 5(viii)).

7.	STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the Plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of five years and periods of vesting are determined by the Board of Directors.

On January 25, 2011, the Company granted 1,500,000 stock options to directors, officers, employees and consultants of the Company. The options vested at the grant date except for the options granted to consultants providing investor relations services, which have a vesting period of 12 months. All the options are exercisable at a price of $1.20 per share for a period of two years.

On November 3, 2010, the Company granted 150,000 stock options to an employee of the Company. The options vested at the grant date. All the options are exercisable at a price of $1.35 per share for a period of two years.

On May 27, 2010, the Company granted 1,900,000 stock options to directors, officers and consultants of the Company. The options vested at the grant date except for the options granted to consultants providing investor relations services, which have a vesting period of 12 months. All the options are exercisable at a price of $0.85 per share for a period of two years.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

7.	STOCK OPTIONS AND WARRANTS (cont’d…)

Stock options (cont’d…)

A summary of the status of the stock option plan as of April 30, 2011, and January 31, 2011 and changes is presented below:

	Three Months Ended		Year Ended
	April 30, 2011		January 31, 2011
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Options outstanding, beginning of period	7,212,885	$0.89	7,644,825	$0.87
Granted	-	$-	3,550,000	$1.02
Exercised	(270,000)	$0.57	(2,191,940)	$0.62
Cancelled/Expired	(1,300,000)	$0.60	(1,790,000)	$1.37
Options outstanding, end of period	5,642,885	$0.98	7,212,885	$0.89

The weighted average remaining life of options outstanding at April 30, 2011 was 1.09 years.

Stock options outstanding are as follows:

		April 30, 2011			January 31, 2011
	Exercise	Number of		Exercise	Number of
Expiry Date	Price	Options	Exercisable	Price	Options	Exercisable

April 9, 2011	$0.60	-	-	$0.60	1,500,000	1,500,000
August 31, 2011	$0.50	-	-	$0.50	70,000	70,000
October 30, 2011	$0.45	575,000	575,000	$0.45	575,000	575,000
January 29, 2012	$1.09	1,375,000	1,375,000	$1.09	1,375,000	1,375,000
May 27, 2012	$0.85	1,825,000	1,787,500	$0.85	1,825,000	1,750,000
November 3, 2012	$1.35	150,000	150,000	$1.35	150,000	150,000
January 25, 2013	$1.20	1,500,000	1,350,000	$1.20	1,500,000	1,325,000
		5,425,000	5,237,500		6,995,000	6,745,000

July 26, 2011 (Agent’s options)	$1.05	217,885	217,885	$1.05	217,885	217,885
		5,642,885	5,455,385		7,212,885	6,962,885

Share-based payments

No stock options were granted during the period ended April 30, 2011.

During the year ended January 31, 2011, the Company granted 3,550,000 stock options with a fair value of $2,033,490, calculated using the Black-Scholes option pricing model. Share-based payment charges for the year ended January 31, 2011 totalled $2,033,490, of which $1,061,516 was allocated to consulting fees, $280,110 was allocated to investor relations, $36,795 to professional fees, $9,604 to offices and miscellaneous expenses and $645,465 was allocated to mineral property interests.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

7.	STOCK OPTIONS AND WARRANTS (cont’d…)

Share-based payments (continued)

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	April 30,	January 31,
	2011	2011

Risk-free interest rate	-	1.72%
Expected life of options/warrants	-	2 years
Annualized volatility	-	111.75%
Dividend rate	-	0.00%
Grant date fair value	-	$0.58

Warrants

	April 30, 2011		January 31, 2011
		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price

Balance, beginning of the period	12,087,589	$1.30	14,415,089	$1.20
Issued	-	$-	-	$-
Exercised	(2,362,000)	$0.65	(2,327,500)	$0.68
Expired	(1,885,500)	$0.65	-	$-

Balance, end of the period	7,840,089	$1.65	12,087,589	$1.30

The weighted average remaining contractual life of warrants outstanding at April 30, 2011 was 0.24 year.

At April 30, 2011, warrants were outstanding as follows:

	April 30, 2011		January 31, 2011
	Number of		Number of
Expiry Date	Warrants	Exercise Price	Warrants	Exercise Price

March 31, 2011	-	$0.65	4,247,500	$0.65
July 26, 2011	5,459,588	$1.65	5,459,588	$1.65
July 29, 2011	2,380,501	$1.65	2,380,501	$1.65
	7,840,089		12,087,589

8.	RELATED PARTY TRANSACTIONS AND BALANCES

During the three months period ended April 31, 2011, the Company entered into the following transactions with related parties:

Management compensation

a)	Paid or accrued consulting fees of $64,800 (2010 - $64,800) to companies related to officers and directors, not including share-based payments.

b)	Paid or accrued consulting fees of $67,828 (2010 - $30,000) to an officer and directors.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

8.	RELATED PARTY TRANSACTIONS AND BALANCES (cont’d…)

Transactions with other related parties

c)

Paid or accrued exploration expenditures of $Nil (2010 - $19,518), office and miscellaneous expenses of $30,737 (2010 - $8,691), consulting fees of $Nil (2010 - $34,502), travel and promotion expenses of $38,603 (2010 - $35,029), and investor relations expenses of $10,261 (2010 - $1,784) to a company with officers in common for reimbursement of expenditures.

Amounts due to related parties is comprised of $110,496 (January 31, 2011 - $160,681; February 1, 2010 - $42,308) is owed to two companies with common officers for reimbursement of consulting, investor relations and exploration expenditures and $18,592 (January 31, 2011 - $45,248; February 1, 2010 - $Nil) to a company related to a director and $Nil (January 31, 2011 - $2,554; February 1, 2010 - $Nil) to a director. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.	SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of mineral properties.

Geographic information is as follows:

	April 30, 2011			January 31, 2011
	Canada	Peru	Total	Canada	Peru	Total

Cash	$4,503,424	$48,672	$4,552,096	$6,879,002	$25,717	$6,904,719
Mineral property interests	-	14,119,550	14,119,550	-	13,990,485	13,990,485
Other assets	252,148	38,703	290,851	231,799	41,405	273,204
Total assets	$4,755,572	$14,206,925	$18,962,497	$7,110,801	$14,057,607	$21,168,408

10.	CAPITAL MANAGEMENT

The Company manages its capital structure, being its capital stock, and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the period ended April 30, 2011. The Company is not subject to externally imposed capital requirements.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

11.	SUBSIDIARY

Significant subsidiary of Dorato Resources Inc. is:

			Dorato’s effective
	Country of	Principal	interest for
	Incorporation	Activity	2011 and 2010

Dorato Peru S.A.C.	Peru	Mining company	100%

12.	SUBSEQUENT EVENTS

Subsequent to April 30, 2011:

a)

The Company announced on July 7, 2011, that it has entered into an agreement with M Partners Inc. (“the Agent”) to raise on a best efforts private placement basis up to $3 million through the issuance of up to 15,000,000 units of the Company at a price of $0.20 per unit (“the Unit”). Each Unit of the Company shall consist of one common share and one half common share purchase warrant, each whole warrant exercisable to acquire one additional common share at a price of $0.35 per common share, for a period of 24 months after the closing date of the private placement. The Agent. will have the option to increase the size of the offering up to an additional $1 million (additional 5,000,000 units). The Company will pay the Agent a cash commission equal to 7% of the gross proceeds from the sale of the Units. In addition, the Agent will receive broker warrants equal to 7% of the number of Units sold under the Private Placement, with each broker warrant being exercisable at any time for one common share of the Company at the issue price of $0.205 for a period of 24 months following the Closing. All securities issued in connection with the Private Placement will be subject to a minimum four month hold period.

b)	On July 13, 2011 the Company issued 200,000 common shares and on July 14, 2011, the Company paid US$40,000 pursuant to the option agreement for the Cangaza Property in Peru (note 6(viii)).

c)	On July 25, 201, the Company issued 50,000 common shares pursuant to the option agreement for the acquisition of the Marita Property in Peru (note 6(vii)).

13.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company’s first condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in this note.

The accounting policies set out in Note 2 have been applied in preparing the condensed consolidated interim financial statements as at and for the three month period ended April 30, 2011, the comparative information presented in these financial statements as at and for the three month period ended April 30, 2010 and as at and for the year ended January 31, 2011, and in the preparation of an opening IFRS Balance Sheet at February 1, 2010 (the Company’s date of transition).

FIRST TIME ADOPTION OF IFRS (IFRS 1)

The Company’s consolidated financial statements for the year ending January 31, 2012 are the first annual financial statements that will be prepared in accordance with IFRS. The Company has adopted IFRS on February 1, 2011 with a transition date of February 1, 2010. Under IFRS 1, First time adoption of International Financial Reporting Standards (IFRS 1), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to deficit, and IFRS 1 providing for certain optional and mandatory exemptions to this principle.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

13.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d…)

Below are the adjustments necessary for the IFRS transition, including exemptions taken at the transition date:

(a)	Share-based payment transactions

IFRS 1 allows that a first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company has elected this exemption and will apply IFRS 2 to only unvested stock options as at February 1, 2010, being the transition date.

IFRS 2 and Canadian GAAP are largely converged, with the exception of two main differences affecting the Company’s stock option grants. IFRS 2 does not allow straight-line amortization of share-based payments related to stock options granted with a graded vesting schedule. The attribution method is required which effectively splits the grant into separate units for valuation purposes based on the vesting schedule. Additionally, IFRS 2 requires the incorporation of an estimate of forfeiture rates. Under Canadian GAAP, the Company’s policy was to account for forfeitures as they occurred.

(b)	Business Combinations

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition, avoiding the requirement to restate prior business combinations. The Company has elected to only apply IFRS 3 to business combinations that occur on or after February 1, 2010.

(c)	Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has applied IAS 27 prospectively.

(d)	Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

Impacts of policy selection and application of IFRSs

(e)	Mineral exploration costs

Similar to Canadian GAAP, IFRS allows the choice of either capitalizing or expensing exploration and evaluation costs related to mineral exploration. Under Canadian GAAP, the Company’s policy was to capitalize mineral exploration costs which included such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase.

Under IFRS, the Company’s policy is to charge exploration and evaluation costs incurred in the exploration phase to profit and loss until certain criteria have been met (see Note 2).

Reconciliation to previously reported financial statements

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. A reconciliation of the above noted changes is included in the following consolidated statements of financial position and operations and comprehensive loss for the dates and periods noted below.

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

13.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d…)

Reconciliation to previously reported financial statements (cont’d…)

•	Transitional Consolidated Statement of Financial Position reconciliation – February 1, 2010
•	Consolidated Interim Statement of Financial Position reconciliation – April 30, 2010.
•	Consolidated Interim Statement of Operations and Comprehensive Loss reconciliation – April, 2010.
•	Consolidated Statement of Financial Position reconciliation – January 31, 2011
•	Consolidated Statement of Operations and Comprehensive Loss reconciliation – January 31, 2011.

Reconciliation of the condensed consolidated interim statement of cash flows

The main impact of the transition to IFRS on the consolidated statements of cash flows for the three months ended April 30, 2010 and year ended January 31, 2011, respectively, is an increase of cash flows used in operating activities by $1,053,822 and $9,731,408, respectively, and a corresponding decrease of cash flows used in investing activities of the same amount. The change is due to the Company’s policy under IFRS for exploration and evaluation costs (see (e) above) which differs from the previous treatment under Canadian GAAP.

The February 1, 2010 Canadian GAAP condensed consolidated statement of financial position has been reconciled to IFRS as follows:

	February 1, 2010	Effect of Transition		February 1, 2010
		to IFRS	Ref
	CAN GAAP			IFRS
ASSETS
Current
Cash	$15,868,072	$-		$15,868,072
Accounts receivable	75,941	-		75,941
Prepaid expenses	15,844	-		15,844
	15,959,857	-		15,959,857

Property and equipment	72,424	-		72,424
Exploration advances	108,890	-		108,890
Interests in exploration properties	24,243,652	(10,959,085)	(e)	13,284,567
	$40,384,823	$(10,959,085)		$29,425,738

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$345,398	$-		$345,398
Due to related parties	42,308	-		42,308

	387,706	-		387,706

Shareholders' equity
Capital stock	49,160,012	-		49,160,012
Share-based payment reserve	4,690,878	26,786	(a)	4,717,664
Deficit	(13,853,773)	(26,786)	(a)	(24,839,644)
		(10,959,085)	(e)
	39,997,117	(10,959,085)		29,038,032

	$40,384,823	$(10,959,085)		$29,425,738

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

The April 30, 2010 Canadian GAAP condensed consolidated interim statement of financial position has been reconciled to IFRS as follows:
	April 30, 2010	Effect of Transition	Ref	April 30, 2010
		to IFRS
	CAN GAAP			IFRS
ASSETS
Current
Cash	$14,036,223	$-		$14,036,223
Accounts receivable	45,777	-		45,777
Prepaid expenses	60,762	-		60,762
	14,142,762	-		14,142,762

Property and equipment	73,513	-		73,513
Exploration advances	362,036	-		362,036
Interests in exploration properties	25,282,978	(11,998,411)	(e)	13,284,567
	$39,861,289	$(11,998,411)		$27,862,878

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$163,099	$-		$163,099
Due to related parties	58,161	-		58,161

	221,260	-		221,260

Shareholders' equity
Capital stock	49,593,328	-		49,593,328
Share-based payment reserve	4,543,258	41,282	(a)	4,584,540
Deficit	(14,496,557)	(41,282)	(a)	(26,536,250)
		(11,998,411)	(e)
	39,640,029	(11,998,411)		27,641,618
	$39,861,289	$(11,998,411)		$27,862,878

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

The April 30, 2010 Canadian GAAP condensed consolidated statement of operation and comprehensive loss has been reconciled to IFRS as follows:
	April 30, 2010	Effect of Transition	Ref	April 30, 2010
		to IFRS
	CAN GAAP			IFRS
EXPENSES
Amortization	$5,198	$-		$5,198
Consulting	151,624	-		151,624
Exploration expenditures	-	1,039,326	(e)	1,039,326
Investor relations	163,038	14,496	(a)	177,534
Office and miscellaneous	68,987	-		68,987
Professional fees	78,382	-		78,382
Property investigations	26,895	-		26,895
Regulatory	57,232	-		57,232
Travel and promotion	76,851	-		76,851

Loss before other item	(628,207)	(1,053,822)		(1,682,029)

OTHER ITEM
Loss on foreign exchange	(14,577)	-		(14,577)

Net loss and comprehensive loss for the period	$(642,784)	$(1,053,822)		$(1,696,606)

Basic and diluted loss per share	$(0.01)			$(0.02)

Weighted average number of shares outstanding	68,664,186			68,664,186

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

The January 31, 2011 Canadian GAAP condensed consolidated statement of financial position has been reconciled to IFRS as follows:
	January 31, 2011	Effect of Transition	Ref	January 31, 2011
		to IFRS
	CAN GAAP			IFRS
ASSETS
Current
Cash	$6,904,719	$-		$6,904,719
Accounts receivable	70,821	-		70,821
Prepaid and other expenses	28,413	-		28,413

	7,003,953	-		7,003,953

Property and equipment	62,391	-		62,391
Exploration advances	111,579	-		111,579
Interests in exploration properties	34,690,834	(20,700,349)	(e)	13,990,485

	$41,868,757	$(20,700,349)		$21,168,408

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$334,300	$-		$334,300
Due to related parties	208,483	-		208,483

	542,783	-		542,783

Shareholders' equity
Capital stock	53,339,099	-		53,339,099
Share-based payment reserve	5,837,480	16,930	(a)	5,854,410
Deficit	(17,850,605)	(16,930)	(a)	(38,567,884)
		(20,700,349)	(e)
	41,325,974	(20,700,349)		20,625,625

	$41,868,757	$(20,700,349)		$21,168,408

DORATO RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three Months Ended April 30, 2011 and 2010
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

The Canadian GAAP unaudited consolidated statement of operations and comprehensive loss for the year ended January 31, 2011 has been reconciled to IFRS as follows:
	January 31,	Effect of Transition	Ref	January 31,
	2011	to IFRS		2011
	CAN GAAP			IFRS

EXPENSES
Amortization	$21,682	$-		$21,682
Consulting	2,002,486	-		2,002,486
Exploration expenditures	-	9,741,264	(e)	9,741,264
Investor relations	861,887	(9,856)	(a)	852,031
Office and miscellaneous	343,194	-		343,194
Professional fees	476,101	-		476,101
Property investigations	37,750	-		37,750
Regulatory	108,731	-		108,731
Travel and promotion	270,628	-		270,628
Wages and benefits	139,341	-		139,341

Loss before other item	(4,261,800)	(9,731,408)		(13,993,208)

OTHER ITEM
Gain on foreign exchange	259,129	-		259,129
Interest income	5,839	-		5,839
	264,968	-		264,968

Net loss and comprehensive loss for the year	$(3,996,832)	$(9,731,408)		$(13,728,240)

Basic and diluted loss per share	$(0.06)			$(0.20)

Weighted average number of common shares outstanding	69,372,422			69,372,422